UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2015

Commission File Number 001-36903

KORNIT DIGITAL LTD.

(Translation of Registrant’s name into English)

12 Ha’Amal Street

Park Afek

Rosh Ha’Ayin 4824096 Israel

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

CONTENTS

On September 21, 2015, Kornit Digital Ltd. (the “Company”) held an Extraordinary General Meeting of Shareholders (the “Extraordinary Meeting”). Each of (i) a compensation policy for the Company’s executives and directors, in accordance with the requirements of the Israeli Companies Law, 5759-1999 (the “Compensation Policy”); and (ii) the grant of options to Mr. Gabi Seligsohn, the Company’s Chief Executive Officer and director (the “Proposals”), were approved at the Extraordinary Meeting. The Proposals were described at greater length in, and the Compensation Policy was attached as Appendix A to, the notice and proxy statement with respect to the Extraordinary Meeting (which was annexed as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on August 21, 2015), which descriptions and Compensation Policy are incorporated by reference herein.

The foregoing is incorporated by reference into the Company’s Registration Statement on Form S-8 (No. 203970) filed with the Securities and Exchange Commission on May 7, 2015.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KORNIT DIGITAL LTD.

Date: September 21, 2015	By:	/s/ Guy Avidan
	Name:	Guy Avidan
	Title:	Chief Financial Officer

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